UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission file number # 001-04364

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

Ryder System, Inc.
3600 N.W. 82 Avenue
Miami, Florida 33166

TABLE OF CONTENTS

SIGNATURE
INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE I
SCHEDULE II
EXHIBIT INDEX
INDEPENDENT AUDITORS' CONSENT
CERTIFICATION OF CEO
CERTIFICATION OF CFO

REQUIRED INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

By: /s/ Andrea Levenson

Date: June 27, 2003	Andrea Levenson Vice President Compensation and Benefits, Plan Administrator

INDEPENDENT AUDITORS’ REPORT

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We have audited the accompanying statements of net assets available for plan benefits of Ryder System, Inc. Employee Savings Plan A (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Miami, Florida
June 26, 2003

RYDER SYSTEMS, INC. EMPLOYEE SAVINGS PLAN A

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

Assets

Investments:
Short-term money market instruments	$1,449,838	$2,440,586
Investment contracts, at contract value	50,475,589	44,892,226
Mutual funds	61,713,895	77,892,660
Ryder System, Inc. Common Stock Fund	18,109,753	16,884,431
Participant loans receivable	10,759,581	10,781,733

Total investments	142,508,656	152,891,636

Receivables:
Employer contribution	723,390	197,046
Employee contribution	144,519	238,904

Total receivables	867,909	435,950

Liabilities

Administrative fees payable	36,399	—

Net assets available for plan benefits	$143,340,166	$153,327,586

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEMS, INC. EMPLOYEE SAVINGS PLAN A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

Additions to net assets attributed to:
Investment (loss)/ income:
Net depreciation in value of investments	$(15,439,207)	$(14,016,775)
Dividends	558,627	2,280,623
Interest	3,490,177	3,472,820

Net investment loss	(11,390,403)	(8,263,332)

Contributions:
Employer	3,243,214	2,816,470
Employee	9,489,239	9,260,774

Total contributions	12,732,453	12,077,244

Transfers from other plans, net	—	579,671

Total additions	1,342,050	4,393,583

Deductions from net assets attributed to:
Distributions to plan participants	10,758,634	7,253,221
Transfers to other plans, net	357,454	—
Administrative expenses	213,382	177,845

Total deductions	11,329,470	7,431,066

Net decrease	(9,987,420)	(3,037,483)

Net assets available for plan benefits:
Beginning of year	153,327,586	156,365,069

End of year	$143,340,166	$153,327,586

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Ryder System, Inc. Employee Savings Plan A (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General. The Plan, established January 1, 1984, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee comprised of eight persons appointed by the Ryder System, Inc. Board of Directors. The Plan’s trustee and recordkeeper is Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility. Participation in the Plan is voluntary. In general, any non-salaried employee of Ryder System, Inc. (the “Company”) and participating affiliates are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

Contributions. Effective January 1, 2002 participants may elect to contribute by having their compensation reduced by a maximum of the lesser of a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $11,000 or c) such other amount as shall be determined by the Plan Administrator from time to time. Prior to January 1, 2002, participants could elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual’s annual salary level, b) IRS limit of $10,500 or c) such other amount as shall be determined by the Plan Administrator from time to time. Participants can also elect a direct rollover of an existing balance from a tax qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of fifteen investment options and may transfer among funds on a daily basis.

If a participant meets certain requirements related to employment date, age, and service hours, the Company will contribute to the participant’s account. The Company matches 50% of the employees’ annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 4% of the employee’s compensation for any plan year. The Company will match an additional 50% of the next 2% of employees’ compensation if the Company meets its Economic Value Added (“EVA”) goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained. Effective October 1, 2002 matching contributions are invested in the investment funds in the same allocation percentages as each participant’s deferred contributions. Prior to October 1, 2002 the Company’s contributions were automatically allocated to the Ryder System, Inc. Common Stock Fund (“RCS Fund”). Participants may elect to diversify Company contributions that were automatically invested in the RCS Fund prior to October 1, 2002 in increments of 25% on each of the following dates: October 1, 2002, January 1, 2003, April 1, 2003 and July 1, 2003. Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2002 and 2001, employer contributions were reduced by $153,912 and $1,169, respectively, from forfeited nonvested accounts. At December 31, 2002, forfeited nonvested accounts available to reduce future employer contributions totaled $41,630.

Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Distributions. On termination of service, if a participant’s account balance is greater than $5,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $5,000 receive automatic distributions. As of December 31, 2002 and 2001, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $62,966 and $278,013, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2. Summary of Significant Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts (“GICs”) are stated at contract value which represents cost plus accrued interest (Note 4). A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.

Investments in synthetic GICs are also stated at contract value. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset (or pro-rata pool of assets) and the contract value. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal or account of a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.

The RCS Fund is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R) and is valued at quoted market price. A small portion of the fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity which enables the Plan participants to transfer money daily among all investment choices.

Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Company common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

Payment of Benefits. Benefits are recorded when paid.

Risk and Uncertainties. The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.”. SFAS No. 133, as amended, requires all derivatives, including derivatives embedded in other contracts, to be recognized at fair value as either assets or liabilities on the balance sheet and establishes new accounting rules for hedging activities. The Plan adopted SFAS No. 133 on January 1, 2001. There was an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit plans and Defined Contribution Pension Plans”, requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. The Financial Accounting Standards Board has tentatively resolved the inconsistency. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Plan continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS 133 did not have a material impact on the financial statements.

3. Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at either December 31, 2002 or 2001:

	2002	2001

Ryder System, Inc. Common Stock Fund	$18,109,753	$16,884,431
Fidelity Equity-Income Fund	12,706,243	16,349,420
Putnam Voyager Fund A	21,738,699	31,473,517
Fidelity Contrafund	10,578,237	12,384,168

During 2002 and 2001 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2002	2001

Mutual Funds	$(15,910,928)	$(18,265,227)
Ryder System, Inc. Common Stock Fund	471,721	4,248,452

	$(15,439,207)	$(14,016,775)

4. Investment Contracts with Insurance Companies

The Managed Interest Income Fund, one of the Plan’s investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. The Managed Interest Income Fund continues to maintain investments in fully benefit-responsive traditional and synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings at crediting interest rates which reset quarterly, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average annual yield for the Managed Interest Income Fund was 5.6% and 6.2% in 2002 and 2001, respectively. The weighted average crediting interest rates for the investment contracts as of December 31, 2002 and 2001, were 5.3% and 5.6%, respectively. At December 31, 2002 and 2001 the fair value of the underlying assets of the synthetic GICs and the value of the related “wrapper” contracts were $53,389,584 and $(2,913,995), respectively and $45,651,415 and $(1,320,780), respectively. At December 31, 2002 the Plan had no traditional GICs. At December 31, 2001, the contract value and fair value of the traditional GICs were $561,591 and $567,761, respectively.

5. Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across fifteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder Stock Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6. Plan Transfers

The Company also sponsors the Ryder System, Inc. Employee Savings Plan B (“Plan B”) for salaried employees and Ryder Integrated Logistics, a subsidiary of Ryder System, Inc., field hourly employees. Transfers to other Company plans, mostly Plan B, for 2002 amounted to, $357,454. Transfers from other Company plans, mostly Plan B, for 2001 amounted to $579,671.

7. Related Party Transactions

The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized losses on sale and net unrealized depreciation in value of these securities.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan’s current trustee and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $213,382 and $177,845 for the years ended December 31, 2002 and 2001, respectively.

9. Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.

10. Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

11. Reconciliation of Financial Statements to Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,

	2002	2001

Net assets available for benefits per the financial statements	$143,340,166	$153,327,586
Amounts allocated to withdrawing participants with balances less than $5,000	(62,966)	(278,013)

Net assets available for benefits per the Form 5500	$143,277,200	$153,049,573

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2002

Benefits paid to participants per the financial statements	$10,758,634
Add: Amounts allocated to withdrawing participants with balances less than $5,000 at December 31, 2002	62,966
Less: Amounts allocated to withdrawing participants with balances less than $5,000 at December 31, 2001	(278,013)

Benefits paid to participants per the Form 5500	$10,543,587

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

SCHEDULE I
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT THE END OF THE PLAN YEAR DECEMBER 31, 2002

Fair
Value

IDENTITY OF ISSUER OR BORROWER/DESCRIPTION OF INVESTMENTS:
SHORT TERM MONEY MARKET INSTRUMENTS:
Fidelity Short-Term Interest Fund*	$1,449,838

INVESTMENT CONTRACTS:
Synthetic Guaranteed Investment Contracts:
Various
ABN AMRO GLBL 7.25 5/31/0	44,660
AOL TIME WARNER 5.625 5/0	139,057
AT&T CORP 6.375% 3/15/04	473,454
ABBEY NATL MTN 6.69 10/17	223,821
ALABAMA POWER 4.875 9/01/	171,869
ALCOA INC 4.25% 8/15/07	107,330
ALLIANCE CAPTL 5.625 8/15	249,957
ALLSTATE 7.875 5/01/05	245,424
AMXCA 99-1 A 5.6 11/06	1,474,033
AGFC SR MTN 5.875 7/14/06	255,337
AGFC SR MTN 4.5% 11/15/07	79,611
AMCAR 01-B A4 5.37 6/08	352,684
AMCAR 01-C A4 5.01 7/08	463,428
AMVESCAP PLC 6.6% 5/15/05	150,390
ARCA 98-C A3 5.67 8/06	239,717
BP AMOCO 10.875% 7/15/05	264,493
ANZ 7.55% 9/15/06	38,509
BMWOT 02-A A3 3.8 5/06	118,785
BANKAMER GLBL 3.875 1/15/	78,402
BONYINC 4.25%/3ML 9/04/12	58,214
BANK ONE 7.625 8/01/05	89,205
BANKONE GLBL 6.5% 2/01/06	102,985
BEAR 5.7% 1/15/07	220,646
BRITISH TEL GBL 7.875 12/	241,512
CIT GROUP GLBL 7.125 10/1	11,254
CIT GROUP GLBL 7.5 11/14/	91,819
CIT GROUP GLBL 6.5 2/7/06	18,885
CIT GROUP 7.375 4/02/07	32,976
COMT 01-5 A 5.3 6/09	82,928
COAFT 02-A A3 4.03% 8/06	203,074
COAFT 02-B 2.71% 10/16	70,532
COAFT 02-C A3A 2.65 4/07	77,404
COMET 02-B1 B1 1ML+68 7/0	95,562
CITIGROUP 5.75% 5/10/06	229,682
CCIMT 97-6 A 0 8/06	338,762
COMM 99-1 A2 6.455 5/32	276,627
COMP SCI 7.5% 8/08/05	137,639
CONOCO 5.9% 4/15/04	215,028
CONS NATURAL 5.375 11/01/	74,623
COSTCO WHL CRP 5.5 3/15/0	49,698
COUNTRYWIDE GLB 5.5 8/1/0	87,441
COUNTRYWIDE HOM 5.5 2/01/	56,945
COUNTRYWIDE HOM 5.625 5/1	90,452
COUNTRYWIDE HOM 3.5 12/19	54,805
CSFB 01-CK3 A2 6.04 6/34	143,925
CREDIT SUISSE GLBL 5.875	84,350
CREDIT SUISSE F 5.75 4/15	22,735
DLJCM 98-CG1 A1B 6.41 6/3	66,872
DLJCM 99-CG2 A1B 7.3 6/32	36,820
DLJCM 99-G3 A1A 7.12 10/3	121,804
DLJCM 00-CF1 A1A 7.45 6/3	331,287
DCX 6.4 5/15/06	205,280
DAIMLERCHRYS MTN 3.4 12/1	141,236
JOHN DEERE CA MTN4.125 7/	132,784
DCMT 99-6 A 6.85 7/07	1,575,087
EKSPORTFINANS A 5.75 6/6/	110,755
FPL GROUP 7.625% 9/15/06	111,972
FHR 1619 PH 6.05 9/22	1,140,696
FHR 1602 PH 6 4/23	2,027,907
FHR 1601 PH 6 4/08	1,133,163
FHR 1601 PL 6 10/08	625,453

Fair
Value

FHR 1650 H 6.25 10/22	739,606
FHR 2313 C 6 5/31	199,273
FHLMC 5.75% 3/15/09	1,064,394
FHLMC 5.5% 7/15/06	200,352
FNR 93-202 N 6.5 2/22	389,512
FNR 94-51 PH 6.5 1/23	1,099,142
FNR 94-63 PH 7 6/23	220,004
FNMA 7% 7/15/05	835,644
FNMA 5.25% 8/14/06-03	365,292
FNMA 5% 1/15/07	2,809,039
FNR 01-52 XM 6.5 11/10	97,482
FNR 02-18 PE 5.5 6/16	214,656
FNR 02-64 PC 5.5 12/26	157,180
FIRST DATA GLB4.7 11/1/06	249,434
FUNION 6.625% 7/15/05	236,564
FIRST UN GBL 7.55 8/18/05	101,029
FIRSTAR BNK GLBL 7.8 7/05	176,035
FLEETBOSTON GLB 7.25 9/15	264,663
FL PWR&LT 6.875% 12/01/05	103,953
FORDO 01-A B 5.96 7/05	248,790
FORDO 02-B A3A 4.14 12/05	54,139
FORD MTR CR GLB 7.5 3/15/	82,085
FORDMTRCR GLBL 6.875 2/01	180,320
GECMC 01-2 A3 6.03 8/33	383,129
GECMC 02-3A X2 CSTR 12/37	50,301
GTE 6.36% 4/15/06	66,966
GANNETT CO 4.95 4/01/05	110,547
GEN ELEC MTN 5.35 3/30/06	349,544
GECAPMTN 5% 6/15/07	89,130
GMAC GLBL 7.5% 7/15/05 DT	79,944
GMAC GLBL 6.125% 8/28/07	346,886
GNR 02-37 C 5.878 6/24	129,414
GNR 02-25 B 6.214 3/21	151,333
HSBC USA NE 7 11/01/06	55,579
HARTFORD FINL SV 4.7 9/01	23,246
HEWLETT 5.75 12/15/06 GLB	35,817
HEWLETT 5.5% 7/01/07	254,274
HAT 02-2 A3 2.85 3/07	137,675
HAT 02-3 A3A 2.75 6/07	63,647
HOUSEHOLD GBL 5.875 2/1/0	45,976
HOUSEHOLD GLBL 5.75 1/30/	472,193
HPLCC 01-2 A 4.95 6/08	349,030
HPLCC 02-1 A 5.5 1/11	131,585
HPLCC 02-3 B 1ML 9/09	59,574
JP MORGAN CHASE 5.625 8/1	49,642
KEYCORP MTN 4.625 5/16/05	91,980
KEYSPAN 7.25 11/15/05	237,428
LBUBS 01-C3 A1 6.058 6/20	145,830
LEHM HLD 6.625% 2/05/06	9,768
LEHMAN BRO HLD 7.75 1/15/	277,545
MBNAM 98-D A 5.8 12/05	1,436,327
MARSHAL&ILSLEY MTN 5.75 9	240,638
BECO 99-1 A3 6.62 3/07	144,246
MERCANTILE BCOR 7.3 6/15/	50,818
MERRIL LNCH B MTN 6.15 1/	174,570
MERRILL LYN CO 6.13 5/16/	53,647
MERRILL LYN CO MTN 4 11/1	184,787
JPMC 99-C7 A2 6.507 10/35	17,787
JPMC 00-C10 A1 7.1075 8/3	154,882
MORGAN STAN GBL 7.75 6/15	164,516
MORGAN STANLEY 6.1 4/15/0	69,441
MSTDW 5.8% 4/01/07	161,588
MSC 98-WF1 A2 6.55 3/30	106,954
MSC 98-WF2 A2 6.54 7/30	61,558
MSC 98-HF2 A2 6.48 11/30	43,432
MSC 99-WF1 A2 6.21 11/31	105,834
MSC 99-CAM1 A4 7.02 3/32	60,841
NATIONSBANK 7.625 4/15/5	189,361
NLFC 98-2 A1 6.001 8/30	297,275
NLFC 99-2 A1C 7.03 6/31	243,512
NEW BRUNSWICK 6.5 6/20/05	280,053
NEWCOURT CR GRP 6.875 2/1	11,307
NIKE INC 5.5% 8/15/06	150,703
NAROT 02-C A3 2.6 8/15/06	118,819
NASC 98-D6 A1B 6.59 3/30	322,830
ONTARIO PROV GBL 7.625 6/	454,660
ONYX 02-C A3 3.29 9/06	90,956
ONYX 02-D A3 2.47% 12/06	116,214
PNCFUND 7% 9/01/04	327,176
PPL ELEC UTILS 5.875 8/15	124,580
PHILA ELEC 6.625% 3/01/03	208,785
PHILIP MORRIS 7% 7/15/05	211,386

Fair
Value

PHILLIPS PETE GLB 8.5 5/2	104,251
POWERGEN US FDG 4.5 10/15	271,166
REED ELSEVIER C 6.125 8/0	262,197
RIO TINTO FN GLB5.75 7/03	255,011
ROYAL BK SC GLB 8.817PERP	62,097
ROYAL BK SC GLB3 7.816 11	355,541
ST PAUL COS 7.875 4/15/05	38,873
SBM7 00-C2 A1 7.298 7/33	676,641
SALOMONSMITH 5.875 3/15/0	607,127
SCAMT 99-1 A 5.65 3/09	1,471,455
SCAMT 00-2 A 6.75 9/09	73,840
SOUTHER CO CAP 5.3 2/01/0	71,897
SWESTERN PUB SVCS 5.125 1	100,644
TELEFONICA GLBL 7.35 9/15	139,675
TEXAS UTIL 6.375 10/01/04	282,650
TAROT 02-A A3 2.62 2/07	127,395
USA ED INC 5.625% 4/10/07	59,688
UNION PLANTERS 5.125 6/15	42,853
USTB 10 5/15/2010	1,717,985
USTN 5.625% 5/15/08	2,198,031
USTN 6.75% 5/15/05	943,863
USTN 6.5% 10/15/06	3,167,583
VERIZON GLBL 6.75 12/1/05	283,741
VERIZON WRLSS 5.375 12/15	208,891
VIACOM GLB 6.4 1/30/06 DT	195,924
VAELEC 5.75% 3/31/06	238,171
VODAFONE AIR 7.625 2/15/0	257,350
WESTO 02-2 A3 3.81 2/07	343,132
WESTO 02-4 A3A 2.39% 8/07	193,356
WASH MUTUAL 5.625 1/15/07	276,212
WELLS 7.8% 6/15/10	360,800
WPP 99-A A2 6.63 12/05	575,053
WISC ENERGY 5.875 4/01/06	256,324
LBUBS 02-C7 XCP 1.1897 01	48,674
JPMCC 02-C3 X2 1.3645 7/3	26,999
Cash	236,655

Wrapper Contracts:	53,389,584

AIG Financial Products Corp 5.71% contract, maturity date: evergreen ACT / 252460	(582,595)
CDC Financial Products 5.72% contract, maturity date: evergreen ACT / 1072-01	(583,626)
Chase Manhattan Bank 5.72% contract, maturity date: evergreen ACT / 431253	(582,569)
Rabobank Nederland 5.71% contract, maturity date: evergreen ACT / RYD020001	(582,575)
Westdeutsche Landesbank 5.71% contract, maturity date: evergreen ACT / WLB6125	(582,630)

(2,913,995)

50,475,589

MUTUAL FUNDS:
Fidelity Equity-Income Fund*	12,706,243
Putnam Voyager Fund A	21,738,699
Fidelity Contrafund*	10,578,237
Fidelity Diversified International Fund*	5,243,146
Fidelity U.S. Bond Index Fund*	3,085,171
Spartan U.S. Equity Index Fund*	1,962,327
Fidelity Aggressive Growth Fund*	1,075,751
Fidelity Growth Company Fund*	2,042,306
UAM: Rice, Hall, James Small Cap Porfolio	237,682
Fidelity Freedom Income Fund*	202,785
Fidelity Freedom Fund 2010*	717,754
Fidelity Freedom Fund 2020*	1,141,632
Fidelity Freedom Fund 2030*	720,869
Fidelity Freedom Fund 2040*	261,291

61,713,895

Ryder System, Inc. Common Stock Fund* (Cost $21,220,089)	18,109,753

Participant Loans (average interest rate 5.75% )	10,759,581

$142,508,656

*	Represents a Party-In-Interest

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

SCHEDULE II
FORM 5500, SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

NO REPORTABLE TRANSACTIONS

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Independent Auditors’ Consent

99.1	Certification of Chief Executive Officer

99.2	Certification of Chief Financial Officer